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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                         TRM COPY CENTERS CORPORATION
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                  8762636105
                                (CUSIP Number)

                                                  With Copies to:
Daniel G. Cohen                                   J. Baur Whittlesey, Esquire
ReadyCash Investment Partners, L.P.               Ledgewood Law Firm, P.C.
c/o ReadyCash GP, Inc.                            1521 Locust Street - 8th Fl.
1521 Locust Street                                Philadelphia, PA  19102
Philadelphia, PA  19103                           (215) 731-9450
(215) 546-5005

         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 July 31, 1998

            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









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_______________________________________________________________________________

CUSIP No.  8762636105                                                      13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                ReadyCash Investment Partners, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
           (See Instructions)                                   (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions)
                WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Commonwealth of Pennsylvania
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       1,252,541(1)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       199,641
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,252,541
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                          [X]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                17.6%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                PN
______________________________________________________________________________
1 Includes: (i) 199,641 shares of Common Stock issuable upon exercise of warrants held by the Reporting Person and (ii) 1,052,900 shares of Common Stock as to which the Reporting Person has irrevocable proxies terminating July 31, 2001 or upon earlier disposition of such shares by the holder.
    Excludes: (a) 412,699 shares of Common Stock issuable upon conversion of Series A Preferred Stock to Common Stock, as the Reporting Person automatically dissolves and liquidates upon such conversion; (b) 769,839 shares of Common Stock issuable upon conversion of Series A Preferred Stock held by third parties, as irrevocable proxies with respect thereto terminate upon conversion of the Series A Preferred Stock.


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Item 1.         Security and Issuer

         This statement relates to the Common Stock, no par value, of TRM Copy Centers Corporation (the "Issuer" or "TRM").

         The principal executive offices of the Issuer are located at 5208 NE 122nd Avenue, Portland, Oregon 97230-1074.

Item 2.           Identity and Background

         No change.

Item 3.           Source and Amount of Funds or Other Consideration

         No change, except as set forth in Item 5(a).

Item 4.           Purpose of Transaction

         No change.

Item 5.           Interest in Securities of the Issuer.

         (a) As of September 15, 1998 ReadyCash Investment Partners, L.P. ("RCIP") holds warrants ("Warrants") to purchase 199,641 shares of Common Stock and irrevocable proxies to vote 1,052,900 shares of Common Stock, subject to the following: (i) the irrevocable proxies with respect to the 1,052,900 shares of Common Stock terminate on the earlier of July 31, 2001 or the disposition of such shares of Common Stock by the holder thereof; and (ii) the warrants, or shares of Common Stock issuable upon exercise of such warrants, will be distributed to the limited partners of RCIP upon termination of RCIP. RCIP will terminate upon the conversion of the Series A. Preferred Stock held by RCIP to Common Stock.

                  The foregoing excludes: (i) 412,699 shares of Common Stock issuable upon conversion of Series A Preferred Stock held by RCIP, as RCIP automatically dissolves and liquidates upon such conversion; and (ii) 769,839 shares of Common Stock issuable upon conversion of Series A Preferred Stock held by third parties as the irrevocable proxies with respect to the Series A Preferred Stock terminate upon the conversion of the Series A Preferred Stock to Common Stock.

         (b) RCIP has sole voting and disposition power with respect to the shares of Common Stock issuable upon exercise of the Warrants and sole voting power with respect to the 1,052,900 shares of Common Stock referred to in (a), above, subject to the limitations described in (a), above.


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         (c) Pursuant to rights granted in RCIP's agreement of limited partnership, two limited partners withdrew from RCIP and were distributed, in the aggregate, (i) warrants to purchase 196,787 shares of Common Stock and
(ii) 804,232 shares of Series A Preferred Stock (convertible into 603,173 shares of Common Stock). Such limited partners gave RCIP irrevocable proxies with respect to the shares of Series A Preferred Stock. These proxies terminate upon the earlier of the conversion of the Series A Preferred Stock to Common Stock or July 31, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         No change.

Item 7.           Materials to be Filed as Exhibits

         None

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                               ReadyCash Investment Partners, L.P.

                               By: ReadyCash GP Corp.



                               By:  /s/ Daniel G. Cohen
                               ---------------------------------------------
                                    DANIEL G. COHEN, PRESIDENT
                                    READYCASH GP CORP., GENERAL
                                    PARTNER



September 29, 1998